

February 28, 2012

<u>Via Email</u>
Mr. William Wright
President and Chief Financial Officer
AquaLiv Technologies, Inc.
4550 NW Newberry Hill Road
Suite 202
Silverdale, Washington 98383

> **RE: AquaLiv Technologies, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2011**
> **Filed January 13, 2012**
> **Form 10-K/A for the period ended September 30, 2011**
> **Filed January 25, 2012**
> **Form 10-Q/A for the period ended December 31, 2010**
> **Filed February 13, 2012**
> **Form 10-Q/A for the period ended March 31, 2011**
> **Filed February 13, 2012**
> **File No. 333-147367**

Dear Mr. Wright:

We have reviewed your filings as well as your response filed January 5, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Form 10-K for the year ended September 30, 2011 filed January 25, 2012

Financial Statements, page 16

Statements of Cash Flows, page 21

1.   Please tell us how you reflected the $79,000 of cash received as part of your acquisition of AquaLiv in the statement of cash flows for the year ended September 30, 2011 and in your amendments to your Forms 10-Q for the periods ended December 31, 2010, March 31, 2011 and June 30, 2011.

Note 1. Summary of Significant Accounting policies, page 22

2.   Please tell us how you calculated the non-controlling interest of AquaLiv presented on your balance sheet and statements of operations for the reported periods. Specifically, please provide us with your calculations beginning with a balance sheet of AquaLiv showing its total equity as of September 30, 2011 as well as AquaLiv's statement of operations for the year then ended showing its net loss.

3.   Please discuss for us the reasons for the significant increase in the loss attributable to noncontrolling interest in AquaLiv that occurred in the fourth quarter of fiscal 2011.

Note 7. Notes Payable and Derivative Liabilities, page 25

4.   We note your discussion of the derivative liability that you recorded upon your analysis of the $50,000 convertible note and warrants you issued to an unaffiliated third party. However, you did not clearly describe the material terms of the note and the warrants, including, for example, the date on which the instruments were issued, the conversion terms of the note, the number of warrants issued, the exercise price of the warrants, etc.

- Please revise the second paragraph of the note to disclose this information.

- Further, please revise the paragraph to remove the disclosure that you "recognized the third note payable as a derivative liability" and instead, revise to clarify that you recognized the *conversion option* (an embedded derivative) as well as the *warrants* (a freestanding derivative) issued as part of the transaction as derivative liabilities.

5.   Tell us how the $50,000 convertible note is presented on your balance sheet and how the related cash flows during the period are reflected on your statements of cash flows. Tell us whether you issued the convertible notes and warrants for cash and reconcile the amount of cash you received from their issuance to the proceeds from notes payable and payments for notes payable reflected on your statements of cash flows.

Certifications

6.   We note that the certifications filed with your 10-K/A on January 25, 2012, were the certifications that were filed with your 10-K on January 13, 2012. New currently dated certifications are required for each amendment. Please amend your filing in its entirety and file new, currently dated consents.

Amendments to Forms 10-Q for the periods ended December 31, 2010 and March 31, 2011

Item 4. Controls and Procedures

7.   We note from your response to our prior comment 23 in your letter dated June 17, 2011, that in light of the amendments necessary to your Forms 10-Q, you have concluded that your disclosure controls and procedures were not effective. However, your disclosure still indicates that your disclosure controls and procedures were effective at the end of each of the periods presented in the amended Forms 10-Q. Please further amend your Forms 10-Q for the periods ended December 31, 2010 and March 31, 2011 to correct the disclosure to be consistent with your response (i.e., that your disclosure controls and procedures were not effective at these dates).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3671 with any questions regarding these comments.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant